Exhibit (a)(5)

Contact:

Bill Slater

Chief Financial Officer

(408) 428-7801

bslater@symmetricom.com

Symmetricom Announces

Offer To Purchase Outstanding Convertible Debt

SAN JOSE, Calif. — June 30, 2008 — Symmetricom, Inc. (Nasdaq:SYMM) today announced that it has launched an offer to purchase for cash, on a pro rata basis, $63,120,000 aggregate principal amount (or such lesser amount as is validly tendered and not withdrawn) of its 3 ¼% Contingent Convertible Subordinated Notes due 2025, at a purchase price equal to $990 per $1,000 of the principal amount of such notes, plus accrued and unpaid interest thereon. If notes in an aggregate principal amount of more than $63,120,000 are validly tendered and not withdrawn, then the amount of the notes that will be accepted for payment will be prorated based on the aggregate principal amount of notes validly tendered in the tender offer.  As of the date of this press release, there was $120,000,000 aggregate principal amount of notes outstanding.

The tender offer will expire at 5:00 p.m., New York City time, on July 29, 2008, unless extended or earlier terminated. Payments of the purchase price for the notes validly tendered and not withdrawn on or prior to the expiration date and accepted for purchase will be made promptly after the expiration date. Full details of the terms and conditions of the tender offer are included in Symmetricom’s Offer to Purchase, dated June 30, 2008.

The holder of 63.4% of the outstanding notes has agreed to tender its notes in the tender offer and, upon Symmetricom’s purchase of and payment for 52.6%, or $40,000,000, of the aggregate principal amount of notes held by such holder in the tender offer, to rescind the acceleration notice received by Symmetricom on May 7, 2008.

D.F. King & Co., Inc. will act as the Information Agent for the tender offer. Questions about the tender offer or requests for documents related to the tender offer may be directed to D.F. King & Co., Inc. at (800) 549-6697 (toll-free) or at (212) 269-5550 (collect for banks and brokers).

This announcement shall not constitute an offer to purchase or a solicitation of an offer to sell any securities.  The tender offer is being made only through the Offer to Purchase and related materials. Holders of the notes should read the Offer to Purchase and related materials carefully, because they contain important information. Symmetricom intends to mail or have mailed a copy of the Offer to Purchase to each of the holders of notes. In addition, holders of notes and investors may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Symmetricom has filed with the SEC at the SEC’s website at www.sec.gov. These materials contain important information, and holders of the notes are urged to read them carefully prior to making any decision with respect to the tender offer.

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Safe Harbor

This press release contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the safe harbor created by those sections. These forward-looking statements include statements concerning Symmetricom’s plans to purchase up to $63,120,000 of the notes in the tender offer. There can be no assurance that the conditions to the tender offer will be satisfied or waived or that the tender offer will not be amended or withdrawn. Forward-looking statements are made as of the date of this press release and, except as required by law, Symmetricom does not undertake an obligation to update its forward-looking statements to reflect future events or circumstances.

About Symmetricom, Inc.

As a worldwide leader in precise time and frequency products and services, Symmetricom provides “Perfect Timing” to customers around the world. Since 1985, the company’s solutions have helped define the world’s time and frequency standards, delivering precision, reliability and efficiency to wireline and wireless networks, instrumentation and testing applications and network time management. Deployed in more than 90 countries, the company’s synchronization solutions include primary reference sources, building integrated timing supplies (BITS), GPS timing receivers, time and frequency distribution systems, network time servers and ruggedized oscillators. Symmetricom also incorporates technologies including Universal Timing Interface (UTI), Network Time Protocol (NTP), Precision Time Protocol (IEEE 1588) and others supporting the world’s migration to Next-Generation-Networks (NGN). Symmetricom is based in San Jose, Calif., with offices worldwide. For more information, visit www.symmetricom.com.